SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Resignation of the Chairman of the Board of Directors of the Telecom Argentina Group

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, April 13, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Sections 2 and 3 of the Rules of the Comisión Nacional de Valores (CNV) (NT 2013)

I am writing you as Attorney in fact of Telecom Argentina S.A (the (‘Telecom Argentina’ or the ‘Company’), in order to inform that today Mr. Enrique Garrido sent a letter to the Board of Directors of the Company to notify that due to personal matters, he renders his resignation as member and Chairman of the Board of Directors of Telecom Argentina effective as from the date the Board of Directors will accept his resignation.

Mr. Garrido informs in relation to this matter, that a Board of Directors Meeting will be called for next April 16. The Agenda will include the consideration of his resignation and in such case, the adoption of the required resolutions to fill the vacant position in the Board of Directors and the designation of the Chairman.

Sincerely,

Telecom Argentina S.A.

/s/ María Delia Carrera Sala Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 13, 2015	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman